

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Sent via U.S. mail and facsimile to (800) 836-0714

Mr. Bruce Berman
Chief Executive Officer
Prepaid Card Holdings, Inc.
18500 Von Karman, Suite 530
Irvine, CA 92612

> **Re: Prepaid Card Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 31, 2011**
> **File No. 000-53270**

Dear Mr. Berman:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Brittany Ebbertt
                                        Staff Accountant